EXHIBIT 99.2

Hydrogenics Corporation

2013 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as at and for the years ended December 31, 2013 and December 31, 2012. For a complete understanding of our business environment, risks, trends and uncertainties and the effect of critical accounting policies and estimates on our results of operations and financial condition, this MD&A should be read together with the audited consolidated financial statements and the related notes. This MD&A is dated March 6, 2014. All amounts in this MD&A are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 15 of this MD&A. The Corporation prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has reported on this basis in these consolidated financial statements. The audited consolidated financial statements and this MD&A were reviewed by Hydrogenics’ Audit Committee and approved by the Corporation’s Board of Directors.

Additional information about Hydrogenics, including our Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 33 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please visit www.hydrogenics.com/investors.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Our Business A summary of our business and how we address our markets	4
2	Growth Strategy A summary of our product development, market engagement and financial strategies	6
3	Operating Results A discussion of our operating results for 2013 and 2012	9
4	Financial Condition A discussion of the significant changes in our consolidated balance sheets	15
5	Summary of Quarterly Results A summary view of our quarterly financial performance	16
6	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	17
7	Outstanding Share Data A description of our outstanding common shares and stock options	22
8	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies	23
9	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	25
10	Outlook The outlook for our business in 2014	25
11	Related Party Transactions A discussion of related party transactions and their relationship to our business	27
12	Disclosure Controls A discussion of our disclosure controls and procedures	27
13	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	28
14	Enterprise Risk Management Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks	29
15	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	29
16	Risks and Uncertainties Risks and uncertainties facing Hydrogenics	31
17	Forward-looking Statements Caution regarding forward-looking statements	33

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

1.	Our Business
A summary of our business and how we address our markets

Who We Are
Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and a branch office in Russia.

How We Are Organized
We operate in various geographic markets and organize ourselves in two reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2013, our OnSite Generation business reported revenues of $24.1 million and, at December 31, 2013, had 73 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications. For the year ended December 31, 2012 our Power Systems business reported revenues of $18.3 million and, at December 31, 2013 had 62 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2013, our Corporate and Other activities had five full-time employees.

OnSite Generation
Our OnSite Generation business segment is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, an increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems
Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact area. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military, aerospace and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

How We Sell Our Products
Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.

Our Intellectual Property
We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry.  As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.  At December 31, 2013 we held 111 patents and had 34 patents pending.

Government Regulation
We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are, however, subject to oversight and regulation by governmental bodies regarding building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2	Growth Strategy
A summary of our product development, market engagement and financial strategies

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration
At December 31, 2013, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our Commscope and Enbridge strategic relationships.

In 2013, we also continued to invest in product development. In Power Systems, we developed a new 100 kW rack mounted system for power generation and back-up applications. In On Site Generation, our customer E.ON (a major global energy and gas company headquartered in Germany) went live with our 2 Megawatt energy storage electrolyzer that was sold in 2012.  We also announced a follow-on 1 Megawatt sale using our newer PEM electrolyzer technology.  We are now the only company in the world to successfully launch PEM technology that can absorb a Megawatt of energy in a single PEM stack.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators.  In the backup power market, these third parties include leading OEMs, such as CommScope.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets
Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines.  The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed.  Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This is an energy storage solution which bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of Combined Cycle Gas Turbine (“CCGT”) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem.  It is also a scalable solution, with expected commercial deployments between 5MW to 100MW.  Hydrogenics is currently working with leading utilities worldwide in demonstration projects and setting the stage for commercial-scale projects.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and busses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Advancing Our Product Designs

Recently, we have received several orders and have seen considerable interest in using hydrogen as a medium to store renewable and excess energy, due to the favourable characteristics of hydrogen as an energy carrier.  In addition, our solution will also benefit ancillary electrical power services, such as grid balancing and load profiling. We are developing a renewable energy storage product incorporating an alkaline or PEM electrolyzer, a PEM fuel cell electrical generator or alternative electrical generator, and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market development.

Within our OnSite Generation business segment, we remain focused on reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2014 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we spent much of 2013 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components.  We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace. We are also attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Securing Additional Capital
As at December 31, 2013, we had $13.8 million of cash, cash equivalents and restricted cash, had $6.2 million of shareholders’ equity and $40.0 million of assets.

While business conditions have improved between 2012 and 2013, we still remain unprofitable and do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters.  The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits.

In the third quarter of 2012, we filed final short form base shelf prospectuses with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $25 million of debt, equity and other securities.  The intention is to use any net proceeds received from any offerings pursuant to such shelf prospectus to fund current operations and potential future growth opportunities, except as otherwise may be disclosed in a prospectus supplement relating to such offering.   We are not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if we believe market conditions warrant it.

On April 30, 2013 we filed a prospectus supplement against the above mentioned shelf and entered into an underwriting agreement with Roth Capital to issue 775,000 common shares of the Company at an issue price of $7.75 per share. Roth Capital also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Retaining and Engaging Our Staff
At December 31, 2013, we had 140 full-time employees, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, and providing interesting and challenging work.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

3	Operating Results
A detailed discussion of our operating results for 2013 and 2012

This section provides a detailed discussion of our financial performance based on our consolidated financial statements. All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been revised, please refer to Note 2 of the Consolidated Financial Statements for the year ended December 31, 2013 for further information.

Hydrogenics Corporation
Summary Financial Analysis

(Thousands of US dollars, except per share amounts)				Percentage Favourable (Unfavourable)
	2013	2012 revised	2011 revised	2013	2012

Consolidated Statements of Operations and Comprehensive Loss

OnSite Generation	$24,078	$27,336	$19,771	(12%)	38%
Power Systems	18,335	4,361	4,147	320%	5%
Revenues	42,413	31,697	23,918	34%	33%

Gross Profit	12,061	5,249	5,567	130%	6%
Percentage of Revenues	28%	17%	23%

Selling, General and Administrative Expenses	16,275	13,027	11,997	(25%)	(9%)
Research and Product Development Expenses	2,566	4,452	2,934	42%	(52%)

Loss from Operations	(6,783)	(12,225)	(9,456)	45%	(29%)
Net Loss	(8,908)	(12,797)	(9,966)	30%	(28%)
Net Loss Per Share	$(1.04)	$(1.74)	$(1.61)	40%	(8%)

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(9,197)	(1,163)	(4,505)	(691%)	74%

Other Measures
Cash Operating Costs1	13,540	15,311	12,556	12%	(22%)
Adjusted EBITDA1	(1,214)	(10,062)	(6,989)	88%	(44%)

Selected Additional Information
Total Assets	40,070	41,877	30,916	(4%)	35%
Total Non-Current Liabilities (excluding deferred revenue)	4,076	2,940	2,321	(39%)	(27%)
_________________
1 Cash Operating Costs and adjusted EBITDA are Non-IFRS measures, see Section 15.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Highlights for 2013 compared to 2012:

•
Revenues increased 34% to $42.4 million from 2012, primarily reflecting increased revenues in our Power Systems business unit as a result of revenue on the contract for integrated power propulsion systems for an OEM as well as delivery of the major order of fuel cell modules to our major partner, CommScope, Inc.

•	Gross profit increased $6.8 million to $12.1 million, or 28% of revenue, driven by improved margins from the OnSite Generation business unit and increased revenue from the Power Systems business unit.

•
Cash operating costs were $13.5 million, versus $15.3 million last year, with costs as a percent of revenue falling 16%. The year-over-year change primarily reflects an increase in R&D funding of $1.3 million due to the increased R&D spending in the Generation segment, as well as a decrease in R&D expenses of $0.5 million due to a decrease in the Power Segment due to a greater resource allocation to commercial projects of $2.1 million partially offset by an increase in R&D spending in the Generation Segment of $1.6 million. It also reflects a increase of SG&A costs of $0.1 million as a result of an decrease in general & administration costs of $0.2 million due to cost reduction efforts in the Corporate segment and a decrease in general & administration costs of $0.2 million in the OnSite Generation business unit due to increased cost allocation from selling, general & administration costs to indirect overhead absorption in cost of sales commensurate with the level of business in the period; partially offset by an increase in sales & marketing costs of $0.6 million due to increased sales and marketing efforts including travel costs, as well as increased headcount in the Power segment.

•
Hydrogenics’ Adjusted EBITDA loss was $1.2 million versus $10.1 million last year, primarily reflecting; (i) a $6.8 million increase in gross profit; and (ii) the above-noted decrease in cash operating costs of $1.8 million. Note that the definition of Adjusted EBITDA has changed to exclude both share settled and cash settled stock based compensation expense.  Plesae see Section 15 for further details.

•	The Adjusted EBITDA loss as a percent of sales decreased 29% year-over-year, from $10.1 million to $1.2 million.

•
Net loss decreased $3.9 million or 30% ($0.70 per share), primarily reflecting: (i) the above noted decrease in Adjusted EBITDA loss of $8.9 million; as well as an increase in amortization and depreciation of $0.2 million; partially offset by (iii) an increase in finance loss of $1.5 million as a result of an increase in the fair value of outstanding and exercised warrants at the time of exercise driven by an increase in our share price; and (iv) a $3.6 million increase in cash settled long term compensation indexed to share price, share settled stock-based compensation expense.

•
Cash and cash equivalents and restricted cash were $13.8 million at December 31, 2013, a $3.0 million decrease compared to December 31, 2012 primarily reflecting: (i) $11.0 of cash used in operating activities; (ii) $1.0 million of capital and intangible expenditures, (iii) repayments of our repayable government contribution totalling $0.4 million; partially offset by (iv) $6.1 million of net proceeds from the issuance of common shares in Q2 2013, (v) $1.8 million of operating borrowings, and; (vi) $1.2 million of proceeds from the exercise of warrants and options.

Highlights for 2012 compared to 2011:

•
Revenues were $31.7 million, an increase of 33% over 2011 primarily reflecting increased revenues and fulfillment of 2011 backlog in our OnSite generation business unit.  This revenue growth was driven by growth in fueling and renewable energy markets. The overall increase was also driven by increased revenues in our Power Systems business unit reflecting initial revenue on the contract for integrated power propulsion systems for an OEM. These overall growth factors were partially offset by a weakening of the Euro relative to the US dollar.

•
Cash operating costs were $15.3 million, versus $12.6 million last year, with costs as a percent of revenue falling 4.2%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

•
Hydrogenics’ Adjusted EBITDA loss was $10.1 million versus $7.0 million last year, reflecting; (i) the above-noted increase in cash operating costs of $2.7 million as a result of planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance; as well as a $0.3 million decrease in gross profit. The Adjusted EBITDA loss as a percent of sales increased slightly year-over-year.

•
Net loss increased $2.8 million or 28% ($0.13 per share), reflecting: (i) the above noted increase in Adjusted EBITDA loss of $3.1 million; as well as an increase in finance loss of $0.1 million as a result of an increase in the fair value of outstanding warrants driven by an increase in our share price; partially offset by a decrease in other losses of $0.1 million and a decrease in amortization and depreciation of $0.1 million.

•
Cash and cash equivalents and restricted cash were $16.8 million at December 31, 2012, a $6.8 million increase compared to December 31, 2011 primarily reflecting: (i) $10.2 million in cash deposits in respect of a large order received in the third quarter of 2012; (ii) $4.8 million of net proceeds from the Enbridge equity investment, (iii) $1.6 million of operating borrowings, and; (iv) $0.3 million of proceeds from the exercise of warrants, partially offset by (v) $9.5 million of cash used in operating activities; (vi) $0.4 million of capital expenditures, and; (vii) repayments of our repayable government contribution totalling $0.3 million.

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See Section 1 – “Our Business” for a description of our business segments.

OnSite Generation
Summary Financial Analysis

Thousands of US dollars				Percentage Favourable (Unfavourable)
2013		2012	2011	2013	2012

Revenues	$24,078	$27,336	$19,771	(12%)	38%
Gross Profit	3,681	3,780	4,266	(3%)	(11%)
Percentage of Revenues	15%	14%	22%
Selling, General and Administrative Expenses	3,249	3,308	3,455	2%	4%
Research and Product Development Expenses	817	611	682	(34%)	10%
Segment Income (Loss)	(386)	(139)	131	(178%)	(206%)

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Revenues for 2013 were $24.1 million, a decrease of $3.3 million or 12% over the previous year, primarily reflecting decreased order bookings at December 31, 2012 in our OnSite generation business unit due primarily to ongoing delays in the execution of anticipated sales orders for the period and therefore delays in project commencement and completion. Please see additional comments provided in Section 10 “Outlook”. Revenues for the year ended December 31, 2013 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy, energy storage and fueling markets. At December 31, 2013, we had $22.5 million of confirmed orders (2012 - $18.9 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2014. Revenues for 2012 were $27.4 million, an increase of $7.6 million or 38% over the previous year, primarily reflecting increased order bookings at December 31, 2011 in our OnSite generation business unit driven by growth in industrial, fueling and renewable energy markets in the prior year, partially offset by an 8% decrease in the value of the euro relative to the US dollar. Revenues for the year ended December 31, 2011 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy and fueling markets.

Gross Profit was $3.7 million (15% of revenues) in 2013, compared to $3.8 million (14% of revenues) in 2012. Despite margin improvements previously reported and positive progress regarding product cost reductions through supply chain management and product design innovation, these benefits continue to be offset by the shortfall in revenue for the year ended December 31, 2013, which results in under applied production capacity. Gross profit was $3.8 million (14% of revenues) in 2012, compared to $4.3 million (22% of revenues) in 2011, primarily reflecting competitive, strategic pricing – accelerating the demonstration phase of a new market.

Selling, General and Administrative (“SG&A”) Expenses for 2013 were $3.2 million, a decrease of less than $0.1 million. SG&A expenses for 2012 were $3.3 million, a decrease of $0.1 million, primarily reflecting a weakening of the Euro relative to the USD.

Research and Product Development (“R&D”) Expenses for 2013 were $0.8 million, an increase of $0.2 million or 34% as compared to 2012, reflecting increased materials related to renewable energy product development efforts of $1.6 million, partially offset by increased research and product development funding of $1.4 million.  R&D expenses for 2012 were $0.6 million, a decrease of $0.1 million as compared to 2011, reflecting increased research and product development funding of $0.3 million partially offset by increased materials related to renewable energy product development efforts of $0.2 million.

Segment Income (Loss) for 2013 was a $0.4 million loss, an increase of $0.2 million from the 2012 loss of $0.1 million. Segment income (loss) for 2012 was a $0.1 million loss, a decrease of $0.3 million from 2011, reflecting decreased gross profit as well as an increase in R&D costs, described above.

Power Systems
Summary Financial Analysis

Thousands of US dollars				Percentage Favourable (Unfavourable)
	2013	2012	2011	2013	2012

Revenues	$18,335	$4,361	$4,147	320%	5%
Gross Profit	8,380	1,469	1,301	470%	13%
Percentage of Revenues	46%	34%	31%
Selling, General and Administrative Expenses	4,201	3,782	2,992	(11%)	(26%)
Research and Development Expenses	1,722	3,821	2,157	55%	(77%)
Segment Gain (Loss)	2,457	(6,134)	(3,848)	140%	(59%)

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Revenues for 2013 were $18.3 million, an increase of $14.0 million or 320% compared to 2012 as a result of revenues earned on the contract for integrated power propulsion systems for an OEM, as well as delivery of the major order of fuel cell modules to our strategic partner, CommScope, Inc. At December 31, 2013, we had $34.5 million (2012 - $41.1 million) of confirmed orders for Power Systems’ products and services. Revenues for 2012 were $4.4 million, an increase of $0.2 million or 5% compared to 2011 reflecting variations in timing of orders, and product deliveries. At December 31, 2012, we had $41.1 million (2011 - $1.9 million) of confirmed orders for Power Systems’ products and services.

Gross Profit for 2013 was $8.4 million (46% of revenues, compared to $1.5 million (34% of revenues) in the previous year, reflecting a higher proportion of custom projects, which generally have higher gross margins.  Gross profit for 2012 was $1.5 million (34% of revenues, compared to $1.3 million (31% of revenues) in the previous year, reflecting a higher proportion of custom projects, which generally have higher gross margins.

SG&A Expenses for 2013 were $4.2 million, an increase of $0.4 million or 11% compared to the previous year primarily reflecting increased marketing efforts and a higher level of activity associated with commercial activities. SG&A expenses for 2012 were $3.8 million, 8.7% of orders received in the year, an increase of $0.8 million or 26% compared to the previous year primarily reflecting increased marketing efforts and a higher level of activity associated with commercial activities as well as higher compensation costs arising from improved business performance.

R&D Expenses for 2013 were $1.7 million, a decrease of $2.1 million or 55%, attributable to decreased R&D expenditures primarily resulting from a distribution of resources to commercial activities. R&D expenses for 2012 were $3.8 million, an increase of $1.7 million or 77% from 2011, attributable to increased R&D expenditures of $1.2 million primarily resulting from increased efforts on next-generation energy storage product development, as well as decreased R&D funding of $0.4 million as a result of variations in the timing of borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Segment Gain (Loss) for 2013 was $2.5 million compared to ($6.1) million for 2012 reflecting the increased revenues and gross profits, and decrease in R&D expenses, partially offset by the increase in SG&A.  Segment loss for 2012 was $6.1 million compared to $3.8 million for 2011 reflecting the increase in SG&A and R&D expenses described above, partially offset by increased revenues and gross profits.

Corporate and Other
Summary Financial Analysis

Thousands of US dollars				Percentage Favourable (Unfavourable)
2013		2012	2011	2013	2012

Selling, General and Administrative Expenses	$8,825	$5,937	$5,246	(49%)	(13%)
Research and Development Expenses	27	20	95	(35%)	79%
Other Finance Losses, Net	(2,065)	(438)	(332)	(371%)	(32%)
Segment Loss	(10,979)	(6,524)	(6,241)	(68%)	(5%)

SG&A Expenses were $8.8 million in 2013, an increase of 49% compared to the previous year. Included in SG&A expenses for the year are $4.2 million of costs and fair value adjustments resulting from our DSU and restricted share unit (“RSU”) plans, which are indexed to our share price. This compares to a loss of $0.8 million in 2012. Exclusive of costs indexed to our share price, SG&A expenses have decreased $0.5 million. SG&A expenses decreased $0.5 million due primarily to additional professional costs associated with the short form base shelf prospectus filed in 2012.  SG&A Expenses were $5.9 million in 2012, an increase of 13% compared to the previous year. Included in SG&A expenses for the year are $0.8 million, respectively, of costs and fair value adjustments resulting from our DSU and restricted share unit (“RSU”) plans, which are indexed to our share price. This compares to a loss of $0.7 million in 2011. Also included in SG&A expenses are increased compensation costs arising from improved business performance, and increased professional costs associated with the short form base shelf prospectus filed in 2012.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

R&D Expenses for 2013 and 2012 were less than $0.1 million, consistent with the prior year.

Other Finance Losses for 2013 were $2.1 million, compared to other finance losses of $0.4 million in 2012. This change is primarily the result of a $1.5 million change in the fair value of outstanding and exercised warrants (at the time of exercise) driven by an increase in our share price. Other Finance Losses for 2012 were $0.4 million, compared to other finance losses of $0.3 million in 2011. This change is primarily the result of a $0.1 million change in the fair value of outstanding and exercised warrants (at the time of exercise) driven by an increase in our share price.

Segment Loss for 2013 was $11.0 million, an increase of $4.5 million compared to 2012 resulting from the increase in SG&A expenses of $2.9 million and the increase in other finance losses of $1.6 million, as noted above, offset by small decreases in other items in Finance income (loss), net. Segment Loss for 2012 was $6.5 million, an increase of $0.3 million compared to 2011 resulting from the increase in SG&A expenses of $0.7 million and the increase in other finance losses of $0.1 million, as noted above, offset by small decreases in other items in Finance income (loss), net.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

4	Financial Condition
A discussion of the significant changes in our consolidated balance sheets

			Change
As at December 31, (Thousands of US dollars)	2013	2012 revised	$	%
Cash, cash equivalents, restricted cash and short-term investments	$13,847	$16,802	(2,955)	(18%)
Trade and other receivables	5,391	5,769	(378)	(7%)
Inventories	12,821	11,848	973	8%
Trade and other payables	13,193	11,551	1,642	14%
Provisions (current and non-current)	2,893	1,808	1,085	60%
Unearned revenue (current and non-current)	13,653	20,282	(6,629)	(33%)
Warrants	1,075	1,545	(470)	(30%)
Other non-current liabilities	3,095	2,384	711	30%

Growth in 2013 has fueled an increase in working capital requirements:

Cash, cash equivalents and restricted cash were $13.8 million, a decrease of $3.0 million or 18%. Refer to Section 6 – “Liquidity and Capital Resources”, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $5.4 million, a decrease of $0.4 million or 7% reflecting the earlier timing of delivery on orders, compared to December 31, 2012, resulting in a lesser proportion of receivables remaining outstanding at December 31, 2013.

Inventories were $12.8 million, an increase of $1.0 million or 8% reflecting increased purchases and work-in-progress for orders intended for delivery in early 2014.

Trade and other payables were $13.2 million, an increase of $1.6 million or 14% primarily reflecting: (i) an increase in accrued payroll and related compensation of $1.5 million due to the tax liability relating to a December 31, 2013 payment of $2.9 million under our deferred compensation plans indexed to our share price; (ii) an increase in liabilities for deferred compensation plans indexed to our share price of $4.2 million as a result of the increase in our share price in 2013; partially offset by the impact of a December 31, 2013 payment of $2.9 million; as well as a decrease in amounts payable for purchases of inventory due to earlier timing of purchases related to orders scheduled for early 2014 of $1.5 million.

Provisions were $2.9 million, an increase of $1.1 million or 60% reflecting increased revenues.

Unearned revenues were $13.7 million, a decrease of $6.6 million or 33% reflecting less deposits received on order bookings.

Warrants were $1.1 million, a decrease from 2012 as a result of the exercise of 141,856 Series A and 191,574 Series B warrants partially offset by an increase in the fair value resulting from the increase in our share price.

Other non-current liabilities were $3.1 million at December 31, 2013 an increase of $0.7 million or 30%. The increase primarily reflects a $1.0 million increase in long-term debt as a result of the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund, partially offset by a less than $0.1 million decrease in the value of our post-retirement benefit liability, and a less than $0.1 million decrease in the value of repayable government contributions discussed below.

Included in other non-current liabilities is $1.0 million to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada under the terms of a 2011 settlement agreement between the Corporation and Industry Canada.  Under the terms of the agreement, the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, will also be paid to Industry Canada.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

5	Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2013.

(Thousands of US dollars - except per share amounts)	2013				2012
Prepared under IFRS accounting standards	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	As Revised
Revenues	$11,000	$9,236	$9,786	$12,391	$9,817	$7,897	$8,259	$5,724
Gross Profit	2,705	2,730	2,749	3,877	1,328	1,702	1,435	784
Percentage of Revenues	25%	30%	28%	31%	14%	22%	17%	14%
Adjusted EBITDA 2	(161)	(350)	(873)	170	(2,200)	(3,074)	(2,032)	(2,756)
Net Loss	(3,100)	(491)	(4,178)	(1,139)	(3,388)	(3,026)	(3,181)	(3,202)
Net Loss Per Share (Basic and Fully Diluted)	(0.35)	(0.05)	(0.49)	(0.15)	(0.44)	(0.39)	(0.42)	(0.48)
Weighted Average Common Shares Outstanding	9,003,960	8,963,599	8,542,637	7,843,373	7,724,427	7,688,197	7,562,012	6,605,648

In the first quarter of 2013, our net loss decreased by $2.1 million ($0.33 per common share) compared to the first quarter of 2012 reflecting a $2.9 million decrease in adjusted EBITDA loss attributable to increased gross profit in the quarter, offset by an increase in other finance gains and losses, net of $0.5 million resulting from a increase in the fair value of outstanding and exercised warrants as a result of the increase in our share price.

In the second quarter of 2013, our net loss increased by $1.0 million ($0.07 per common share) compared to the second quarter of 2012. This increase reflects a (ii) an increase of $1.0 million resulting from a increase in the fair value of outstanding and exercised warrants as a result of the increase in our share price; partially offset by a $0.2 million gain from the change in the net present value of repayable government contributions as well as foreign exchange impacts. The increase also reflects a $1.5 million increase in due to costs and fair value adjustments resulting from our DSU and restricted share unit (“RSU”) plans, which are indexed to our share price; partially offset by (iii) $1.2 million decrease in adjusted EBITDA loss principally due to  a $1.3 million increase in gross profit,

In the third quarter of 2013, our net loss decreased by $2.5 million ($0.34 per common share) compared to the third quarter of 2013 primarily as a result of a $2.7 million decrease in adjusted EBITDA loss attributable to improved margins from the Power Systems segment, and lower selling, general and administrative and research and product development expenses, partially offset by a $0.2 million decrease in the change from change in fair value of outstanding and exercised warrants as a result of changes in our share price.

In the fourth quarter of 2013, our net loss decreased by $0.3 million ($0.09 per common share) compared to the fourth quarter of 2012. A discussion of the key items is as follows:

•
Revenues increased $1.2 million, or 12%, reflecting increased revenues in our Power Systems business unit driven by the award of a contract for integrated power propulsion systems for an OEM as well as growth in mobility markets and energy storage/grid stabilization markets.

_________________
2 Adjusted EBITDA is a Non-IFRS measure, see Section 15.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

•
Gross profit was $2.7 million (25% of revenues) compared to $1.3 million (14% of revenues), driven by improved margins from the OnSite Generation segment and increased revenue from the Power Systems segment.

•
SG&A expenses were $4.9 million, an increase of $1.5 million or 45% associated with increased marketing efforts and a higher level of activity associated with commercial activities in the Power Systems segment and due to costs and fair value adjustments resulting from our DSU and restricted share unit (“RSU”) plans, which are indexed to our share price.

•
R&D expenses were $0.2 million, a decrease of $0.7 million or 74% due to increased R&D funding as a result of variations in the timing of borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

The information in this section of our MD&A was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with IFRS. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied on to predict future performance.

6	Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(Thousands of US dollars)	Years ended December 31			Favourable
	2013	2012		(Unfavourable)
Net Loss For the Year	$(8,908)	$(12,797)	$3,889	30%
(Increase) decrease in restricted cash	1,758	(1,607)	3,365	209%
Changes in Non-cash Working Capital	(8,879)	11,631	(20,510)	(176%)
Other Items Not Affecting Cash	6,832	1,610	5,222	324%
Cash Used in Operating Activities	$(9,197)	$(1,163)	$(8,134)	(765%)

Changes in cash used in operating activities in 2013 compared to 2012 are discussed below.

•	Net loss decreased $3.9 million or 30% as described above in Section 3 – “Operating Results”.

•	Changes in non-cash working capital decreased $20.5 million as described above in Section 4 – “Financial Condition”.

•
Other items increased by $5.2 million or 324%. This increase is primarily the result of; (i) a $3.5 million increase in liabilities for compensation indexed to share price as a result of the increase in our share price; (ii) a $1.6 million increase in other finance losses as a result of an increase in the loss from the change in fair value of outstanding and exercised warrants, also as a result of the increase in our share price.

At current operating levels, we anticipate consuming between $6.0 million and $8.0 million of cash in 2014 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Cash Used in Investing Activities

(Thousands of US dollars)	Years ended December 31
	2013	2012	Change
Cash Used in Investing Activities	$971	$400	$(571)	(143%)

Cash used in investing activities was $1.0 million in 2013, an increase of $0.6 million or 141% compared to cash used in investing activities of $0.4 million in 2012. This increase is primarily the result of a $0.6 million increase in capital expenditures.

Cash used in investing activities was $0.4 million in 2012, a decrease of $0.5 million or 56% compared to cash used in investing activities of $0.9 million in 2011. This decrease is primarily the result of a $0.5 million decrease in capital expenditures.

Cash Provided By Financing Activities

(Thousands of US dollars)	Years ended December 31
	2013	2012	Change
Cash Provided By Financing Activities	$8,669	$6,491	$2,178	34%

Cash provided by financing activities was $8.7 million in 2013, an increase of $2.2 million compared to 2012.  Cash provided by financing activities for 2013 reflects; (i) $7.3 million of net proceeds received from investments in common shares and exercise of warrants; (ii) $1.8 million of proceeds received from disbursements under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund; partially offset by (iii) $0.4 million in repayments of government contributions.

Cash provided by financing activities was $6.5 million in 2012, a decrease of $0.8 million compared to 2011.  Cash provided by financing activities for 2012 reflects; (i) $5.2 million of net proceeds received from investments in common shares and exercise of warrants; (ii) $1.6 million of proceeds received from the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund; partially offset by (iii) $0.3 million in repayments of government contributions.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Operating lines of credit
At December 31, 2013, we had entered into operating lines of credit for up to 7.0 million Euro, or the US equivalent of $12.0 million (2012 - $10.4 million).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7.0 million Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 0.75 million Euro, provided that sufficient room exists under the overall facility limit of 7.0 million Euro. The Borrower may also borrow up to 1.25 million Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 7.0 million Euro at December 31, 2013. At December 31, 2013, 3.8 million Euro of standby letters of credit and letters of guarantee are outstanding. No amount has been drawn upon the operating line of credit. At December 31, 2013, the Corporation had availability of 3.2 million Euro or the US equivalent of $4.4 million (December 31, 2012 - $2.2 million).

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1 million Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with us do not fall below a defined level. At December 31, 2013, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, we have an additional $2.4 million (December 31, 2012 - $0.9 million) of available operating lines of credit, for which $2.4 million is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At December 31, 2013, the Corporation had availability of $nil (December 31, 2012 - $nil).

Other loan facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

We drew CA$1.9 million on the loan during the year ended December 31, 2013. During 2011 and 2012 we drew CA$3.1 million. The remaining CA$1.0 million remains undrawn at December 31, 2013. The loan is collateralized by a general security agreement covering our assets. Additionally, we are required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2013, we were in compliance with these covenants.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements
The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Repayable government contributions and long-term debt		X	X

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents, restricted cash and short-term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties.

Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems.  In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made.  Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. In addition, certain contracts are insured under an accounts receivable and contracts policy.  We also maintain provisions for potential credit losses. Any such losses to date have been insignificant.

Currency risk
Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiary.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates.  We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments; however, we do not have any variable rate long-term debt and, hence, are not subject to interest rate risk from borrowings.

Liquidity risk
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2012, we had approximately $13.8 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2014, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we may require additional funding to meet our anticipated growth objectives in 2014. Such funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor (see Note 2 of our Consolidated Financial Statements for further discussion on our short form base shelf prospectus).  We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Commitments
The following table of our material contractual obligations at December 31, 2013, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US dollars)
Payments due in	Operating Leases	Total
2014	$1.1	$1.1
2015	1.1	1.1
2016	1.0	1.0
2017	0.8	0.8
2018 and thereafter	0.7	0.7
	$4.7	$4.7

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain our planned levels of operations.

Contingent Off-balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as we are not aware of any claims.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

7	Outstanding Share Data
A description of our outstanding common shares and stock options

The following table summarizes information about our outstanding shares at December 31, 2013:

Common Shares
Number
Balance at December 31, 2012	7,775,540
Issuance of common shares	1,242,077
Adjustment for partial shares on share consolidation	-
Balance at December 31, 2013	9,017,617

The following table summarizes information about our outstanding securities which are exercisable for common shares as at December 31, 2013:

	Common Stock Options	Common Stock Warrants	Deferred Share Unit Plan
	Number	Number	Number
Balance at December 31, 2012	526,519	402,502	124,085
Granted	30,000	-	7,235
Exercised	(47,968)	(333,430)	-
Surrendered	-	-	-
Forfeited	-	-	-
Expired	(4,644)	-	-
Balance at December 31, 2013	503,907	69,072	131,320

The common share warrants have an exercise price of $3.68 per common share.

The following table summarizes information about our outstanding stock options as at December 31, 2013:

Exercise price CA$	Number outstanding at December 31 2013	Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2013	Weighted average exercise price (CA$)
4.91 – 4.92	28,762	6.26	4.91	22,487	4.91
4.93 – 5.03	126,905	7.44	5.03	79,316	5.03
5.04 – 6.25	157,871	8.36	6.25	39,468	6.25
6.26 – 6.96	133,126	7.73	6.85	66,019	6.91
6.97 – 164.50	57,243	6.45	29.18	27,243	52.40
	503,907	7.62	8.63	234,533	11.25

During the year ended December 31, 2013, 30,000 (2012 – 221,986) stock options with a weighted average fair value of $0.1 million ($4.79 per option) at the date of grant (2012 - $0.8 million ($3.77 per option)) were issued to employees.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

8	Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Critical accounting estimates

Critical accounting estimates are those accounting estimates requiring an entity to make assumptions about matters that are highly uncertain at the time the estimate is made. As well, to be “critical,” the estimate must be subject to significant change, either by virtue of the degree of uncertainty involved, or because the volatility of the situation can create differences from period to period.

The preparation of our consolidated financial statements, including related disclosures in accordance with IFRS, requires our management to make estimates and assumptions that affect: (i) the amounts reported for assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and (iii) the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the economic useful lives of assets; therefore, our consolidated financial statements and related disclosures are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results could differ significantly from those estimates. To the extent actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position, as reflected in our consolidated financial statements, will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

This section discusses the critical accounting estimates and assumptions we have made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our consolidated financial statements.

Revenue and gross profit recognition
The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenues represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

As risks and uncertainties are different for each customer specific product development contract, the sources of variations between estimated costs and actual costs incurred will also vary for each project. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

The determination of estimates is based on Hydrogenics’ business practices as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability.

Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year and for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors, including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 10 of our consolidated financial statements.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Warrants
We have warrants outstanding that can be settled in cash at the option of the holder in the case of Fundamental Transactions. The warrants recorded in the consolidated financial statements relate entirely to our Corporate business unit.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgment used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk free interest rate and volatility.  The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote. Additional information related to the assumptions used related to our warrants is contained in note 2 of our consolidated financial statements.

Repayable Government Contributions
We have received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 we were obligated to pay royalties related to the sale of certain products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.   The repayable government contributions recorded in the consolidated financial statements relate entirely to our Power Systems reporting unit.  The values of the liability at December 31, 2013 and December 31, 2012 were $1.0 million and $1.1 million, respectively.

Long-term Debt
The Corporation has entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. The financial liability was measured as the net present value of future cash flows. Additional information related to the accounting treatment for this loan is contained in note 11 of our consolidated financial statements.

The key assumptions used in determining the fair value of the loan are as follows:

-
Certain criteria, such as the retention and creation of a specified number of jobs, will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

-	The discount rate for loan drawdowns during the year ended December 31, 2013 was 15.5% (2012 – 15.5%)

-	Sufficient expenditures will be incurred before the project completion date such that accelerated repayment will not impact the timing of repayment of the amounts drawn to date.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

9	Recent Accounting Pronouncements
A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements.

We prepare our consolidated financial statements in accordance with IFRS, as published by the International Accounting Standards Board.  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed as they will never be applied by the Corporation.

International Financial Reporting Standards

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted. We have not yet assessed the impact of this standard and amendments or determined whether we will early adopt them.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption.

10	Outlook
The outlook for our business in 2014

Current Market Environment
We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States, which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

In addition, over the past few years, the Corporation has taken significant steps to reduce operating and product costs, streamline its operations and consolidated financial position.  At December 31, 2013, we maintain an order backlog of $57.0 million (December 31, 2012 - $60.0 million) spread across numerous geographical regions.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 33 of this MD&A.

Relevant Market	Economic Activity in 2013	External and Corporate Specific Considerations	Anticipated Economic Activity in 2014
Industrial Gas	Revenues and orders delivered were higher than in 2012.	We continue to experience the impact of economic uncertainty in many of the markets where we have leadership in industrial gas (notably the Eurozone region).	We anticipate revenues and orders delivered will be higher than in 2013.
Hydrogen Fueling Stations	Revenues and orders delivered were consistent with 2012.
Governments continue to support programs to accelerate the use of hydrogen fueling stations. Automobile companies have also announced increased production levels of hydrogen fuel cell vehicles.  We are continuing to dedicate resources to secure additional business.
We anticipate revenues and orders delivered will be higher than in 2013.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were lower than 2012.
We delivered our first major order, a two megawatt energy storage project in Germany in late 2012 and signed follow-on orders in 2013. Energy storage is continuing to receive considerable attention throughout the world. We believe this has the potential to become a compelling market segment in 2014.
We anticipate revenues and orders delivered will be higher than in 2013.
Backup Power	Revenues and orders delivered were higher than in 2012.
We announced our first major backup power order with our strategic partner CommScope, which we believe positions us well for these markets. We will continue to leverage our relationship in 2014.  However we do not yet have visibility on order intake from major telecom providers.
We anticipate revenues and orders delivered will be lower than in 2013.
Motive/Mobile Power	Revenues and orders delivered were higher than in 2012.
Our $90 million OEM announcement will start to generate significant positive revenue in 2013.  Our system integration capability is well respected by OEMs.  We are well positioned to address market opportunities.
We anticipate revenues and orders delivered will be similar or slightly higher than in 2013.
Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2012.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

11	Related Party Transactions
A discussion of related party transactions and their relationship to our business

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2013, billings by this related company totalled $0.2 million, a decrease of $0.1 million from the $0.3 million billed the previous year. At December 31, 2013, we had an accounts payable balance due to this related company of less than $0.1 million and at December 31, 2012, this balance was $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

CommScope became a related party in 2010 as a result of its investment in the Corporation. Billings to this related corporation for product totalled $4.0 million in 2013, an increase of $3.4 million from the $0.6 million billed in the previous year. At December 31, 2013, we had an accounts receivable balance due from this related party of $nil (2012 - $nil). Billings by this related party for product totaled less than $0.1 million for year ended December 31, 2013 (2012 – less than $0.1 million).  At December 31, 2013, the Corporation has an accounts payable balance to this related party of less than $0.1 million (2012 – less than $0.1 million).

 We believe transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

12	Disclosure Controls
A discussion of our disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

An evaluation was carried out by management, under the supervision, and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, our CEO and CFO concluded that such disclosure controls and procedures were effective at the reasonable assurance level.

13	Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting at December 31, 2013, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes, at December 31, 2013, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2013.

Limitations of Controls and Procedures
Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Changes in Internal Controls Over Financial Reporting
There were no changes in our internal controls over financial reporting during the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

14	Enterprise Risk Management
Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks

Our Definition of Business Risk
We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management.  We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities.

Our Risk and Control Assessment Process
We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation.

At a high level, we carry out an annual risk and control assessments, consisting of interviews with senior managers and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified into discrete risk categories. Results of the annual risk and control assessment and quality audits assist in the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated into the Corporation’s strategic planning processes.

We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of these multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

15	Reconciliation and Definition of Non-IFRS Measures
A description, calculation, and reconciliation of certain measures used by management

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization and other losses “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Earnings Before Interest, Taxes, Depreciation and Amortization
We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

We have also changed the definition of Adjusted EBITDA to exclude stock based compensation (both share settled and cash settled stock based compensation).  We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, cash settled stock based compensation, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following is a reconciliation of Adjusted EBITDA with net loss. Adjusted EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical discussions.

Adjusted EBITDA

(Thousands of US dollars)
	2013	2012	2011
Net loss	$(8,908)	$(12,797)	$(9,966)
Finance loss (income)	2,125	572	510
Depreciation of property, plant and equipment	673	823	880
Amortization of intangible assets	39	47	70
Other losses (gain)	3	(5)	92
Cash settled long term compensation indexed to share price	4,223	768	676
Share settled stock-based compensation expense	631	530	749
Income tax expense	-	-	-
Adjusted EBITDA	$(1,214)	$(10,062)	$(6,989)

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs is not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Cash operating costs
(Thousands of US dollars)
	2013	2012	2011
Loss from operations	$6,783	$12,225	$9,456
Add: Gross profit	12,061	5,249	5,567
Add: Other gains (Less: Other losses)	(3)	5	(92)
Less: Stock-based compensation	(4,854)	(1,298)	(1,425)
Less: Depreciation of property, plant and equipment	(408)	(823)	(880)
Less: Amortization of intangible assets	(39)	(47)	(70)
Cash operating costs	$13,540	$15,311	$12,556

16	Risks and Uncertainties
Risks and uncertainties facing Hydrogenics

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).
Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

•
Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

•
The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

•	Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.
•	We may not be able to implement our business strategy and the price of our common shares may decline.
•
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•
We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

•	Our operating results may be subject to currency fluctuation.
•	Our insurance may not be sufficient.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

•
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•
Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•
We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•
We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•
As a result of the strategic alliance entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

•	A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•
If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

•
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
•
As at December 31, 2013 there were 503,907 stock options to purchase our common shares, nil Series A warrants, 69,072 Series B warrants and 131,320 DSUs. If these securities are exercised, our shareholders will incur substantial dilution.

17	Forward-looking Statements
Caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

2013 Management’s Discussion and Analysis

Hydrogenics Corporation

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions; asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2014 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

2013 Management’s Discussion and Analysis